EXHIBIT 99.2



                          INDEPENDENT AUDITORS' REPORT


The Partners
Burger King Limited Partnership III:

We have audited the accompanying balance sheets of Burger King Limited Partnership III (a New York limited partnership) as of December 31, 1996 and 1995, and the related statements of operations, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burger King Limited Partnership III as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                        KPMG PEAT MARWICK LLP
Boston, Massachusetts
January 31, 1997


Balance Sheets                            At December 31,  At December 31,
                                                    1996             1995
Assets
Real estate held for sale                    $ 5,175,404       $       --
Real estate at cost (Note 4):
 Land                                                 --        2,981,088
 Buildings                                            --        5,552,773
 Fixtures and equipment                               --        2,744,188
                                                      --       11,278,049
 Less accumulated depreciation                        --       (5,702,818)
                                                      --        5,575,231
Cash and cash equivalents                      1,022,064          502,341
Rent receivable                                   80,880           50,447
Due from affiliates                               14,239           14,239
Due from Burger King Corporation (Note 5)             --           50,977
  Total Assets                               $ 6,292,587      $ 6,193,235
Liabilities and Partners' Capital
Liabilities:
 Accounts payable and accrued expenses       $    44,811      $    42,023
 Distributions payable (Note 6)                  918,562          404,096
  Total Liabilities                              963,373          446,119
Partners' Capital (Deficit):
 General Partner                                 (24,770)         (22,629)
 Limited Partners (15,000 units outstanding)   5,353,984        5,769,745
  Total Partners' Capital                      5,329,214        5,747,116
  Total Liabilities and Partners' Capital    $ 6,292,587      $ 6,193,235



Statements of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994

                                      General        Limited
                                      Partner       Partners         Total
Balance at December 31, 1993        $ (18,345)    $6,406,421    $6,388,076
Net Income                             84,786      1,333,287     1,418,073
Distributions to partners (Note 6)    (83,517)    (1,586,832)   (1,670,349)
Balance at December 31, 1994          (17,076)     6,152,876     6,135,800
Net Income                             80,307      1,248,202     1,328,509
Distributions to partners (Note 6)    (85,860)    (1,631,333)   (1,717,193)
Balance at December 31, 1995          (22,629)     5,769,745     5,747,116
Net Income                             87,852      1,699,729     1,787,581
Distributions to partners (Note 6)    (89,993)    (2,115,490)   (2,205,483)
Balance at December 31, 1996        $ (24,770)   $ 5,353,984   $ 5,329,214



Statements of Operations
For the years ended December 31,             1996         1995         1994
Income
Rent (Note 4)                          $2,257,335   $2,159,733   $2,044,028
Interest                                   24,477       26,299       16,366
Other                                       2,350        2,165        3,776
 Total Income                           2,284,162    2,188,197    2,064,170
Expenses
Depreciation                              276,020      277,639      277,639
Ground lease rent (Note 4)                287,544      279,546      257,583
Management fee (Note 5)                   234,051      211,958       21,464
General and administrative                 82,159       90,545       89,411
 Total Expenses                           879,774      859,688      646,097
Income from operations                 $1,404,388   $1,328,509   $1,418,073
Other Income
Gain on sale of property (Note 4)         383,193           --           --
Net Income                             $1,787,581   $1,328,509   $1,418,073
Net Income Allocated:
To the General Partner                 $   87,852   $   80,307   $   84,786
To the Limited Partners                 1,699,729    1,248,202    1,333,287
                                       $1,787,581   $1,328,509   $1,418,073
Per limited partnership unit
 (15,000 outstanding)                     $113.32       $83.21       $88.89



Statements of Cash Flows
For the years ended December 31,                1996         1995         1994
Cash Flows From Operating Activities
Net Income                                $1,787,581   $1,328,509   $1,418,073
Adjustments to reconcile net income to
net cash provided by operating activities:
 Depreciation                                276,020      277,639      277,639
 Gain on sale of property                   (383,193)          --           --
 Increase (decrease) in cash arising from
 changes in operating assets and liabilities:
  Rent receivable                            (30,433)     (16,209)     (19,161)
  Due from Burger King Corporation            50,977      125,986       (3,103)
  Accounts payable and accrued expenses        2,788         (487)      (2,842)
Net cash provided by operating activities  1,703,740    1,715,438    1,670,606

Cash Flows From Investing Activities
Proceeds from sale of property               507,000           --           --
Net cash provided by investing activities    507,000           --           --

Cash Flows From Financing Activities
Cash distributions to partners            (1,691,017)  (1,713,517)  (1,641,042)
Net cash used for financing activities    (1,691,017)  (1,713,517)  (1,641,042)
Net increase in cash and cash equivalents    519,723        1,921       29,564
Cash and cash equivalents, beginning
 of period                                   502,341      500,420      470,856
Cash and cash equivalents, end of period  $1,022,064   $  502,341   $  500,420



Notes to the Financial Statements
December 31, 1996, 1995 and 1994

1. Organization
Burger King Limited Partnership III (the "Partnership") was formed as a New York limited partnership on November 22, 1983. The Partnership was formed for the purpose of acquiring, constructing, improving, holding and maintaining Burger King restaurants (the "Properties"). The Properties are leased on a long-term net basis to franchisees of Burger King Corporation ("BKC").

The general partner is BK III Restaurants Inc. (the "General Partner"), formerly Shearson/BK Restaurants, Inc., an affiliate of Lehman Brothers Inc. On July 31, 1993, certain of Shearson Lehman Brothers Inc.'s domestic retail brokerage and management businesses were sold to Smith Barney, Harris Upham & Co. Inc. Included in the purchase was the name "Shearson." Consequently, the General Partner's name was changed to delete any reference to "Shearson."

On February 15, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner, and no partner will be entitled to receive any distribution, until the General Partner has declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on February 29, 1996.

After a careful evaluation of market conditions, the General Partner has decided to commence efforts to market the Partnership's remaining 23 Properties during 1997 in a bulk sale transaction. Despite the possibility that sales of Properties could occur in 1997, there can be no assurance that the General Partner will be successful in selling any or all of the Partnership's Properties this year. Until all of the Partnership's remaining Properties are sold, the Partnership intends to continue operating the Properties and distributing cash flow from operations to the partners in accordance with the terms of the Partnership Agreement.

2. Significant Accounting Policies

Basis of Accounting -- The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred. Partnership revenue is realized from base and percentage rents received on each individual Property. Minimum base rents on the leased Properties increase in an amount equal to corresponding increases in expenses incurred pursuant to the underlying ground leases.

Accounting for Impairment -- In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 requires that assets held for sale or disposal be carried at the lower of carrying amount or fair value less cost to sell and prohibits depreciation from being recorded during the periods which the asset is being held for sale or disposal. The Partnership adopted FAS 121 in the fourth quarter of 1995.

Real Estate Held for Sale -- Prior to December 31, 1996, the Partnership's real estate investments, which consist of buildings, fixtures and improvements and, in some cases, the underlying land were recorded at cost less accumulated depreciation. Cost included the initial purchase price of the Properties plus closing costs, acquisition and legal fees and original capital improvements. After a careful evaluation of market conditions, the General Partner has decided to commence efforts to market the Partnership's remaining Properties for sale. As of December 31, 1996, the Partnership's real estate investments (as discussed in Note 4) which had a carrying value of $5,175,404, were reclassified as Real Estate Held for Sale and depreciation will be suspended in accordance with FAS 121. Depreciation of buildings was computed using the straight-line method over an estimated useful life of 20 years. Depreciation of the fixtures and improvements was computed under the straight-line method over an estimated useful life of 7 years. Reclassifications Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

Cash Equivalents -- Cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk -- Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Income Taxes -- No provision for income taxes has been made in the financial statements of the Partnership since such taxes are the responsibility of the individual partners rather than of the Partnership.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Allocations

Allocation of Income and Loss -- Pursuant to the terms of the partnership agreement dated November 22, 1983 (the "Partnership Agreement"), credits and income or gain from the Partnership's operations are allocated, without regard to depreciation, in proportion to distributions of net cash flows from operations made to the partners. To the extent that any such income or gain exceeds distributions in any year, such excess shall be allocated 95% to the limited partners and 5% to the General Partner. Depreciation shall be allocated annually in proportion to the partners' respective capital accounts as of the beginning of each year.

Net income is allocated monthly, and is apportioned to the limited partners of the Partnership in the pro rata basis in which the number of units owned by each limited partner on the last day of the month bears to the total number of units owned by the General Partner and all the limited partners as of that date. At December 31, 1996, 1995 and 1994 and for the years then ended, there were 15,000 units of limited partnership units outstanding (the "Units").

Gains with respect to dispositions of the Properties shall be allocated as follows: first, 99% to the limited partners and 1% to the General Partner until the limited partners achieve payout as defined in the Partnership Agreement ("Payout"); second, to any partner in an amount sufficient to increase his negative capital account to zero; and third, 94.12% to the limited partners and 5.88% to the General Partner. Subsequent to Payout, gains shall be allocated to the General Partner until his capital account equals 5.88% of the aggregate outstanding capital account balances of all partners, and any remaining gain shall be allocated 94.12% to the limited partners and 5.88% to the General Partner.

Prior to Payout losses shall be allocated 99% to the limited partners and 1% to the General Partner. Subsequent to Payout, losses shall be allocated 94.12% to the limited partners and 5.88% to the General Partner.

Cash Distributions -- Distributions of net cash flows from operations are made quarterly and are allocated 95% to the limited partners and 5% to the General Partner.

Distributions of net property disposition proceeds will be allocated 99% to the limited partners and 1% to the General Partner until Payout. After Payout, an additional management fee of 15% of the excess of the net property disposition proceeds over the amount required to reach Payout is paid to BKC and the remainder is distributed 94.12% to the limited partners and 5.88% to the General Partner. As of December 31, 1996, Payout had not occurred.

4. Real Estate
As of December 31, 1996, the Partnership owned 23 Properties and as of December 31, 1995 and 1994, the Partnership owned 24 Properties, consisting of the restaurant buildings, fixtures and improvements, and in some cases, the underlying land.

The Properties are leased on a net lease basis to franchisees of BKC. The leases between the Partnership and the franchisees (the "Leases") had an initial term of 20 years with no renewal options. All of the Leases expire in the year 2003 or 2004. With respect to those Properties in which the Partnership does not own the underlying land, there is a ground lease between the Partnership and BKC (collectively, the "Ground Leases"). The Ground Leases had an initial term of 10 years with a minimum of two five-year renewal options. Minimum future rentals on the noncancelable terms of the Leases and the related Ground Leases as of December 31, 1996 are as follows:

                                      Minimum              Ground
Years ending                           Rental               Lease
December 31,                           Income         Obligations
1997                              $ 1,805,880          $  250,943
1998                                1,805,880             250,943
1999                                1,809,631             254,695
2000                                1,833,510             278,572
2001                                1,846,804             291,870
Later years                         6,222,171             971,630
-----------------------------------------------------------------
                                  $15,323,876          $2,298,653

The Leases are on a net basis requiring franchisees to pay all taxes, assessments, maintenance costs, insurance premiums and other impositions against the premises. The franchisees are also required to make percentage rental payments to the extent that 8.5% of such Property's gross sales exceed the minimum base rent paid by the franchisee. Percentage rental income for December 31, 1996, 1995 and 1994 was $365,499, $268,846, and $175,104,
respectively.

On November 15, 1996, the Partnership's leasehold interest in a Property located in Delhi Township, OH (the "Delhi Property") was sold to the franchisee at the Delhi Property for net proceeds of $507,000, resulting in a gain of $383,193.

During the fourth quarter of 1996, the General Partner decided to commence efforts to market the Partnership's remaining Properties during 1997 in a bulk sale transaction and reclassified the Properties from Real Estate to Real Estate Held for Sale (see Note 2).

For the year ended December 31, 1996, no individual Property generated rental revenues of 10% or more of the Partnership's total rental revenues. Additionally, no individual Property represented 10% or more of the Partnership's total assets for the year ended December 31, 1996.

5. Management Agreement
The Partnership has entered into agreements (the "Agreements") with BKC for the management of the Properties. These agreements provide for a fee equal to 10% of all base rents and 20% of all percentage rent received by the Partnership from the Properties. To the extent that the Partnership does not receive annual rents from the Properties equal to a 15.5% return on its initial investment in the Properties, as defined in the Agreements, BKC will refund all or a portion of the management fee received in order to provide the Partnership with such a return. At December 31, 1996, 1995 and 1994, $0, $50,977 and $128,924, respectively, were due from BKC for such refunds.

Pursuant to an indemnity agreement between BKC and the Partnership, in the event of a default by a franchisee under any Lease, BKC is obligated to pay the minimum monthly rent due under the Lease, up to the indemnity amount, as defined below. The indemnity amount was originally 10% of the Partnership's original investment in the Properties as defined in the Partnership Agreement, or $1,261,922. The indemnity amount may be decreased by the amount of the minimum monthly rent payments made by Burger King to the Partnership pursuant to the indemnity agreement. In 1989 and subsequent years, the indemnity amount has been decreased on an annual basis by an amount equal to the greater of (1) payments made by Burger King pursuant to the indemnity agreement, or (2) 6-2/3% of the fifth year amount of the indemnity until it is reduced to zero. On December 31, 1996, the indemnity amount was approximately $588,904.

The Property located in Memphis, Tennessee ceased operations on September 9, 1994. Since that time, BKC has continued to pay the minimum monthly rent to the Partnership in accordance with the indemnity agreement.

Two Properties located in Kansas City, Missouri and Waterford Township, Michigan ceased operations and subsequently defaulted on their minimum rent obligations. These Properties remained in default on their rent obligations, and BKC declared economic abandonment of the Properties. BKC funded monthly rent payments to the Partnership in accordance with the indemnity agreement, and on February 10 and March 8, 1993, the Partnership sold the stores for $398,189 and $531,809, respectively, to a third party. The Property located in Kansas City, Missouri, at the date of the sale, had a book value of $336,807, resulting in a gain on the sale in the amount of $61,382. The Property located in Waterford Township, Michigan, at the date of the sale, had a book value of $430,678, resulting in a gain on the sale in the amount of $101,131. The net proceeds of the sale were distributed to the partners pursuant to the Partnership Agreement and were included in the Partnership's 1993 first quarter distribution.

6. Distributions
Distributions paid or payable to limited partners and the General Partner for the years ended December 31, 1996, 1995 and 1994 are aggregated as follows:

                          1996                 1995                 1994
                     Total   Per Unit     Total   Per Unit     Total  Per Unit
Limited Partners
Cash flow
 from operations  $1,613,560  $107.58  $1,631,333  $108.76  $1,586,832  $105.79
Net property
 disposition
 proceeds            501,930    33.46          --       --          --      --
-------------------------------------------------------------------------------
Total Limited
 Partners         $2,115,490  $141.04  $1,631,333  $108.76  $1,586,832  $105.79

General Partner
Cash flow
 from operations  $   84,923  $    --  $   85,860  $    --  $   83,517  $   --

Net property
 disposition
 proceeds              5,070       --          --       --          --      --
-------------------------------------------------------------------------------
Total General
 Partner          $   89,993  $    --  $   85,860  $    --  $   83,517  $   --


As of December 31, 1996, the Partnership had declared distributions of $918,562, of which $892,915 ($59.53 per Unit) was paid to the limited partners and $25,647 was paid to the General Partner on January 30, 1997.

7. Transactions with Affiliates
Amounts reimbursed to the General Partner and their affiliates for out-of-pocket expenses during the years ended December 31, 1996, 1995 and 1994 are as follows:

                                      Unpaid at                Earned
                                    December 31,     -------------------------
                                           1996      1996       1995      1994
BK III Restaurants Inc. and affiliates
 Out-of-pocket expenses                   $  --    $2,341       $ 80      $ 53
                                          $  --    $2,341       $ 80      $ 53

Cash and cash equivalents reflected on the Partnership's balance sheet at December 31, 1995 were on deposit with an affiliate of the General Partner. As of December 31, 1996, no cash and cash equivalents were on deposit with an affiliate of the General Partner or the Partnership.

8. Reconciliation of Financial Statement Net Income and Partners' Capital to Federal Income Tax Basis Net Income and Partners' Capital

Reconciliation of financial statement net income to federal income tax basis net income:

                                                 Years Ended December 31,
                                             1996          1995          1994
Financial statement net income         $1,787,581    $1,328,509    $1,418,073
Tax basis depreciation over
 financial statement depreciation        (179,924)     (219,940)     (226,948)
Tax basis gain on sales of Properties
 under financial statement gain on
 sales of Properties                      (20,030)           --            --
Other                                          --       (21,462)       21,462
Federal income tax basis net income    $1,587,627    $1,087,107    $1,212,587


Reconciliation of financial statement basis partners' capital to federal income tax basis partners' capital:

                                                 Years Ended December 31,
                                             1996          1995          1994
Financial statement basis partners'
 capital                               $5,329,214    $5,747,116    $6,135,800
Current year financial statement
 net income over federal income
 tax basis net income                    (199,954)     (241,402)     (205,486)
Cumulative financial statement
 net income under cumulative federal
 income tax basis net income            1,634,865     1,876,267     2,081,753
Federal income tax basis partners'
 capital                               $6,764,125    $7,381,981    $8,012,067


Because many types of transactions are susceptible to varying interpretations under Federal and state tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the taxing authorities.